Via Facsimile and U.S. Mail
Mail Stop 6010

January 22, 2008

John J. McCabe
Controller and Chief Accounting Officer
Interleukin Genetics, Inc.
135 Beaver Street,
Waltham, MA   02452

Re: **Interleukin Genetics, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on April 2, 2007
        File No. 001-32715

Dear Mr. McCabe:

        We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief